UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Waste Management, Inc.
1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
Administrative Committee
Waste Management Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 27, 2007

Waste Management Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS:
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 4)	$1,311,397,465	$1,146,799,984
Participant loans	56,849,075	55,646,569

Total investments	1,368,246,540	1,202,446,553

RECEIVABLES:
Employee contributions	1,537,703	1,425,462
Employer contributions	977,119	1,678,370

Total receivables	2,514,822	3,103,832

Total assets	1,370,761,362	1,205,550,385

LIABILITIES:
Employee contributions pending transfer to affiliated plan	27,370	—

Total liabilities	27,370	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	1,370,733,992	1,205,550,385
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,533,056	2,455,027

NET ASSETS AVAILABLE FOR BENEFITS	$1,373,267,048	$1,208,005,412

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions-
Employee	$80,164,957
Rollover	4,214,880
Employer	45,269,788

129,649,625

Net investment gain from the Master Trust (Note 4)	145,129,064
Participant loan interest	3,875,622

Total additions	278,654,311

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	113,381,926
Plan transfers	10,749

Total deductions	113,392,675

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	165,261,636

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,208,005,412

End of year	$1,373,267,048

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of the Waste Management Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management, Inc., and subsidiaries (“Waste Management” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The board of directors of the Company has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet LLC (“CitiStreet”), an affiliate of State Street, serves as record keeper.
Eligibility
Employees (as defined by the Plan) are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan).
Individuals who are ineligible to participate in the Plan consist of (a) leased employees, (b) employees whose employment is governed by a collective bargaining agreement under which retirement benefits are the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan, (c) individuals providing services to the Company as independent contractors, (d) employees performing services on a seasonal or temporary basis, (e) certain nonresident aliens who have no earned income from sources within the United States of America and (f) individuals who are participants in certain other pension, retirement, profit-sharing, stock bonus, thrift or savings plans maintained by the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee. Certain United States citizens employed by foreign affiliates of the Company may participate in the Plan under certain provisions specified by the Plan.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Contributions
Participants may contribute from one percent to 25 percent of their pre-tax compensation, as defined by the Plan, not to exceed certain limits as described in the Plan document (“Employee Contribution”). In addition, participants that are age 50 or older were eligible to make catch-up contributions of up to $5,000 of pre-tax compensation in 2006. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Company matches 100 percent of each participant’s Employee Contribution up to three percent of the participant’s compensation, as defined by the Plan, plus 50 percent of the participant’s Employee Contribution in excess of three percent of the participant’s compensation up to six percent of the participant’s compensation (“Employer Contribution”).
Investment Options
The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and five target retirement-date funds, which are also common collective trust funds. Prior to May 22, 2006, the Plan offered participants three asset allocation models, which were balanced among the six common collective trust funds, in place of the five target retirement-date funds currently offered. Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.
Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.
Vesting
Participants are immediately vested in their Employee Contribution, Rollover Contribution and Employer Contribution accounts, plus earnings thereon.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s Employee Contribution, Rollover Contribution and Employer Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Master Trust.
Payment of Benefits
Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries, may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distribution of accounts invested in Company common stock may be taken in whole shares of common stock or cash.
Participants may also make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for six months after receiving the hardship distribution.
Loans
Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time, except for multiple loans which (a) existed prior to January 1, 1999, (b) result from a merger of another plan into this Plan or (c) result from a participant’s loan becoming taxable under Section 72(p) of the Internal Revenue Code of 1986, as amended (the “Code”). Interest rates and repayment terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee. The Administrative Committee requires that (i) repayments be made no less frequently that quarterly; (ii) loans be repaid over a period not to exceed 54 months; and (iii) repayments be applied to principal using a level amortization over the repayment period.
Administrative Expenses
Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant electing the loan. Plan level administrative expenses, which include primarily recordkeeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying Statement of Changes in Net Assets Available for Benefits. In 2006, the Company elected to pay certain audit and legal fees of the Plan.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits are recorded when paid.
New Accounting Pronouncement
On December 29, 2005, the Financial Accounting Standards Board issued Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
for fully benefit-responsive investment contracts. The FSP requires fully benefit-responsive investment contracts held by defined-contribution plans to be reported at fair value. The FASB continues to recognize that contract value is a relevant measurement attribute for fully benefit-responsive investment contracts because contract values are representative of the amount that participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the FSP requires that the Statements of Net Assets Available for Benefits present both the fair value of fully benefit-responsive investment contracts and a reconciling adjustment from fair value to contract value of fully benefit-responsive investment contracts to arrive at Net Assets Available for Benefits.
The Plan has adopted the FSP as of December 31, 2006. The requirements of the FSP have been applied retroactively to the accompanying Statement of Net Assets Available for Benefits as of December 31, 2005 as a result of the adoption of the FSP. The FSP did not impact the Statement of Changes in Net Assets Available for Benefits, which continues to be presented on a contract value basis.
Use of Estimates
The preparation of the financial statements, and accompanying notes and schedule, requires management to make estimates that affect accounting for and recognition of plan assets and liabilities and additions and deductions to/from net assets available for benefits. These estimates must be made because certain of the information used is dependent on future events, which cannot be calculated with a high degree of precision from available data or simply cannot be readily calculated based on generally accepted methodologies. In some cases, management must exercise significant judgment. Actual results could differ from those estimates.
Investments
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company and its subsidiaries. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified, and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks and mutual funds held by the Master Trust are stated at fair value based on quoted market prices as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are generally based on net asset values established by State Street (the issuer of the common collective trust funds) based on fair values of the

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
underlying assets. The common collective trust funds held by the Master Trust include a Stable Value Fund that invests in guaranteed investment contracts (“GICs”) and synthetic investment contracts (“Synthetic GICs”). The fair value measurement of these investments is discussed further in Note 3. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
3. Investment Contracts
The common collective trust funds held by the Master Trust include a Stable Value Fund that invests in fully benefit-responsive GICs and Synthetic GICs. The Plan’s adoption of the FSP discussed in Note 2 resulted in a change in the required presentation and disclosures associated with GICs and Synthetic GICs. The following disclosures provide information about the nature of these investments and how fair values of these investments are measured. For information related to the changes in presentation required as a result of the adoption of the FSP, refer to Note 2.
Guaranteed Investment Contracts - GICs are contracts that provide a specified rate of return for a specific period of time. The fair values of the GICs included in the Plan’s Stable Value Fund are measured by State Street using a discounted cash flow methodology. Under this approach, the cash flows of each individual contract are discounted at the prevailing interpolated swap rate as of the appropriate measurement date.
Synthetic Guaranteed Investment Contracts - Synthetic GICs are comprised of (i) individual assets or investments placed in a trust and (ii) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC when coupled with a wrapper contract attempts to replicate the investment characteristics of traditional GICs.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investment Contracts (continued)
State Street measures the fair value of the Synthetic GICs included in the Plan’s Stable Value Fund as follows:
•	Fair value of individual assets and investments - Individual assets and investments are valued at representative quoted market prices when available. Short-term securities, if any, are stated at amortized cost, which approximates fair value. Debt securities are valued by a pricing service based on market transactions for comparable securities and various relationships between securities that are generally recognized by institutional traders. Investments in regulated investment companies or collective investment funds are valued at the net asset value per share or unit on the valuation date. Any accrued interest on the underlying investments is also included as a component of the fair value of those investments.

•	Fair value of wrapper contracts - The fair value of wrapper contracts is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged for the Synthetic GIC. This difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of the appropriate measurement date.
4. Plan Interest in the Master Trust
The Plan investments are held in the Master Trust along with the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Union Plan”). As of December 31, 2006 and 2005, the Plan’s beneficial interest in the net assets of the Master Trust was 99.72% and 99.75%, respectively.
Neither the Plan nor the Union Plan has an undivided interest in the investments held in the Master Trust since each plan’s interest in the investments of the Master Trust is based on the account balances of the participants and their elected investment fund options. However, the Plan’s beneficial interest in each of the underlying investment fund options does not vary significantly from the Plan’s beneficial interest in the total net assets of the Master Trust.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
The net assets of the Master Trust consist of the following:

	December 31,
	2006	2005
Assets-
Investments, at fair value-
Common collective trust funds	$1,171,802,378	$1,029,307,424
Short-term investments	2,798,959	2,060,205
Corporate stocks	9,968,353	8,856,730
Waste Management, Inc. common stock	117,083,348	97,263,653
Mutual funds	13,384,021	11,526,233
Other	106,425	366,109

Total investments	1,315,143,484	1,149,380,354

Securities sold receivable	—	296,094
Interest receivable	1,009,442	1,100,499
Cash, non-interest bearing	18,066	25,188

Total assets	1,316,170,992	1,150,802,135

Liabilities-
Administative fees payable	953,256	1,119,106
Securities purchased payable	86,586	—

Total liabilities	1,039,842	1,119,106

Total net assets	1,315,131,150	1,149,683,029
Adjustment from fair value to contract value for fully benefit-responsive contracts	2,535,060	2,457,204

	$1,317,666,210	$1,152,140,233

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
Respective interests in the net assets of the Master Trust by the Plan and the Union Plan are as follows:

	December 31,
	2006	2005
Net assets, fair value:
Plan interest	$1,311,397,465	$1,146,799,984
Union Plan interest	3,733,685	2,883,045

Total	$1,315,131,150	$1,149,683,029

Adjustment from fair value to contract value for fully benefit-responsive contracts:
Plan interest	$2,533,056	$2,455,027
Union Plan interest	2,004	2,177

Total	$2,535,060	2,457,204

Net assets, fully benefit-responsive contracts at contract value:
Plan interest	$1,313,930,521	$1,149,255,011
Union Plan interest	3,735,689	2,885,222

Total	$1,317,666,210	$1,152,140,233

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
4. Plan Interest in the Master Trust (continued)
Income or loss from investments held in the Master Trust for the year ended December 31, 2006, was as follows:

Interest	$12,089,321
Dividends	829,413
Dividends — Waste Management, Inc. common stock	2,854,650
Other income (loss)	(18,052)
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	114,550,367
Corporate stocks	325,399
Waste Management, Inc. common stock	20,674,046
Other	(76,667)
Mutual funds	(1,361,213)

Total net appreciation in fair value of investments	134,111,932

Total investment gain	149,867,264
Administrative fees	4,318,103

Net gain	$145,549,161

Plan interest in net investment gain from the Master Trust	$145,129,064
Union Plan interest in net investment gain from the Master Trust	420,097
5. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005:

	2006	2005
Net assets available for benefits per the financial statements	$1,373,267,048	$1,208,005,412
Less- Amounts pending distribution to participants	(906,280)	(784,276)
Less- Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,533,056)	—

Net assets available for benefits per the Form 5500	$1,369,827,712	$1,207,221,136

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	$165,261,636
Add — Amounts pending distribution to participants at December 31, 2005	784,276
Less — Amounts pending distribution to participants at December 31, 2006	(906,280)
Less — Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(2,533,056)

Net increase in net assets available for benefits per the Form 5500	$162,606,576

Amounts pending distribution are recorded as benefits paid to participants on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but which have not yet been paid as of that date.
The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item. The 2005 Form 5500 presented this fully benefit-responsive investment contract at contract value and will not be amended.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right to discontinue its Plan contribution at any time and to terminate the Plan subject to the provisions of ERISA.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
8. Commitments and Contingencies
In April 2002, a lawsuit was filed against the Plan (as successor to the savings plan sponsored by Waste Management Holdings), Waste Management Holdings, and certain fiduciaries of the savings plan sponsored by Waste Management Holdings and of the Plan (“Plan Defendants”) in the United States District Court for the District of Columbia (the “D.C. Case”). After first asserting broader claims as to the Plan, the plaintiffs in the D.C. Case now purport to file their complaint against Plan Defendants on behalf of those Plan participants for whose account the Plan’s fiduciaries acquired Waste Management Holdings common stock between January 1990 and February 24, 1998, the date of the restatement of previously issued financial statements by Waste Management Holdings. The plaintiffs in the D.C. Case allege that the prices at which the Plan purchased the stock were artificially inflated by omissions of a material nature about Waste Management Holdings’ financial condition and that the stock of Waste Management Holdings should not have been an investment option. The plaintiffs in the D.C. Case also allege that certain of the defendants breached a variety of ERISA requirements by, among other things, electing to participate in the Illinois securities class action settlement related to a time frame ending February 24, 1998, rather than opting out of the settlements to assert distinct ERISA claims that did not apply to other members of the settlement class.
The Illinois securities class action arose from Waste Management Holdings’ February 1998 restatement of prior period earnings and charge to fourth quarter 1997 earnings. The parties to the Illinois securities class action agreed to a settlement that became final in 1999 (the “Illinois Settlement”). The Plan participated in the settlement class and, in 2000, a share of the settlement proceeds was placed into the trust of the Plan and allocated to the appropriate participants’ account balances.
The defendants in the D.C. Case assert that most, if not all, of the plaintiffs’ causes of action have been released as a result of the Illinois Settlement or are time-barred. The defendants have filed a motion to dismiss the plaintiffs’ amended complaint. The outcome of this lawsuit cannot be predicted with certainty, and these matters could impact the Plan’s net assets available for benefits. The Plan and the other defendants intend to defend themselves vigorously in this litigation.
9. Related Party Transactions
Certain investments of the Plan are managed by State Street. State Street is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Waste Management Retirement Savings Plan
Notes to Financial Statements (continued)
10. New Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Plan beginning January 1, 2008. Management is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the financial statements of the Plan.

Supplemental Schedule

Waste Management Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN: 73-1309529 PN: 001
December 31, 2006

Identity of Issue	Description of Investment	Current Value

*Participant Loans	Various maturity dates with	$56,849,075
	interest rates ranging from
	5.0% to 11.0%

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

Date: June 28, 2007	By:	/s/ Krista DelSota Krista DelSota

Vice President, Compensation and Benefits
Waste Management, Inc.

Member, Administrative Committee of the
Waste Management Employee Benefit Plans

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm